SECURE PLANNING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of Secure Planning, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Secure Planning, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Secure Planning, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Secure0 Planning, LLC's management. Our responsibility is to express an opinion on Secure Planning, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Secure Planning, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Secure Planning, LLC's financial statements. The supplemental information is the responsibility of Secure Planning, LLC's anagement. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve

and information relating to possession and control requirements for broker dealers under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Larry D. Liberfarb, P.C.

We have served as Secure Planning, LLC's auditor since 2008.

Norwood, Massachusetts

February 21, 2023

SECURE PLANNING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$	244,527
Accounts receivable		161,364
Property and equipment, at cost, less		
accumulated depreciation of $280,789		52,699
Other assets		81,131
	$	539,721

LIABILITIES AND MEMBERS'S EQUITY

Liabilities:

Accounts payable, accrued expenses and other liabilities	$	55,586
Member's equity:		484,135
	$	539,721

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2022

Revenues:		
Advisory fees	$	1,764,231
Mutual fund and 12b-1 fees		209,596
Other commissions		7,443
Interest and dividends		88
		1,981,358
Expenses:		
Salaries and benefits - employees		489,574
Commission expense		450,306
Salaries and benefits - owner		160,524
Occupancy		119,877
Professional fees		143,404
Technology, data and communications		88,785
Regulatory fees and expenses		24,713
Other expenses		157,877
		1,635,060
Net income	$	346,298

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, LLC

STATEMENT OF CHANGES IN MEMBERS'S EQUITY

For the Year Ended December 31, 2022

	Total
Balance at December 31, 2021	$ 336,837
Net income	346,298
Distributions	(199,000)
Balance at December 31, 2022	$ 484,135

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net profit	$	346,298
Adjustments to reconcile net (profit)		
to net cash provided by operating activities:		
Depreciation		14,202
(Increase) decrease in operating assets:		
Decrease in accounts receivable		23,403
Increase in other assets		(11,700)
(Decrease) increase in operating liabilities:		
Decrease in accounts payable, and accrued expenses		(10,492)
Net cash provided by operating activities		361,711
Cash Flows From Investing Activities		
Property improvements		(50,000)
Purchase of equipment		(16,722)
Net cash provided by investing activities		(66,722)
Cash Flows From Financing Activities		
Distributions to member		(199,000)
Net cash provided by financing activities		(199,000)
Increase in cash		95,989
Cash at beginning of the year		148,538
Cash at end of the year	$	244,527
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	3,000

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, LLC (FINRA). The Company provides investment, financial planning and advisory services as well as broker-dealer services for its clients.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company does not record a provision for income taxes because the sole member reports the LLC's income or loss on his income tax return. The financial statements reflect the LLC's transactions without adjustment, if any required for income tax purposes.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using either the straight line method or accelerated methods over the estimated useful lives of the asset, ranging from 5 to 40 years.

Advertising
Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2022 was $5,347.

Statement of Cashflows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2022, the Company has not recorded an allowance for any potential non-collection.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022 the Company had net capital of $214,441 which was $209,441 in excess of its required net capital of $5,000. The Company's net capital ratio was .26 to 1.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022:

Leasehold improvements	$166,513
Furniture and fixtures	166,975
	333,488
Less Accumulated Depreciation	280,789
Property and equipment, net	$ 52,699

Depreciation expense for 2022 was $14,202

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At times, the Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 - CONCENTRATIONS

At December 31, 2022, 82% of commissions receivable were due from one company. Approximately 75% of 2022 revenue was earned from this company.

NOTE 7 - EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering substantially all employees. Under the plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $19,500. The Company also has a profit sharing component under the plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the plan was $25,621 for the year ended December 31, 2022.

NOTE 8- RELATED PARTY TRANSACTIONS

The Company leases office space in Portsmouth, New Hampshire from its sole member. Under the terms of the lease, the required monthly payment is $3,200. The Company is also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the building. The company leases office space as tenants at will. Total rent expense paid under this lease for 2022 was $42,300. There are no amounts due to the member at December 31, 2022.

Because this is a related party lease, operating results or financial position of the Company could differ significantly from those that would have been obtained if this was an arm's length transaction.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2022 there were no material contingencies or guarantees that require disclosure.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2023, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment to the financial statements.

SECURE PLANNING, LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2022

SECURE PLANNING, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

Aggregate Indebtedness			
Total liabilities per statement of financial condition			$ 55,586
Member's equity			$ 484,135
Adjustments to Net Capital			
Accounts receivable,		$ (161,364)	
Less: amount included in accrued commission		25,500	
Property and equipment		(52,699)	
Other assets		(81,131)	
Total Adjustments to Net Capital			(269,694)
Net Capital, as defined			$ 214,441
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)			3,706
(b) Minimum net capital required of broker dealer			$ 5,000
Net Capital Requirement (Greater of (a) or (b))			$ 5,000
Net Capital In Excess of Requirement			$ 209,441
Ratio of Aggregate Indebtedness To Net Capital			.26 to 1
Reconciliation with the Company's computation of net capital:			
Net capital as reported in the Company's Part IIA (unaudited)			
Focus Report			$ 214,441
Net audit adjustments			(3,756)
Increase in non-allowables and haircuts			3,756
Net capital per above			$ 214,441

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

SECURE PLANNING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
AND INFORMATION RELATED TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2022

Secure Planning, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of Secure Planning, LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Secure Planning, LLC identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Secure Planning, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to sales and marketing consultation services to retail customers and markets solely to retail customers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as identified in Rule 15c3-3) throughout the most recent fiscal year.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Secure Planning, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Larry Liberfarb, PC

Norwood, Massachusetts
February 21, 2023

SECURE PLANNING, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

Secure Planning, LLC, (the, "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: sales and marketing consultation services to retail customers and markets solely to retail investors and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

(3)   The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

I, Lisa Dugan, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct, without exception.

Signature: _____
                   Lisa Dugan